

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2022

Michael Burger
President and Chief Executive Officer
FARO Technologies, Inc.
250 Technology Park
Lake Mary, Florida 32746

      Re: FARO Technologies, Inc.
           Registration Statement on Form S-3
           Filed September 2, 2022
           File No. 333-267261

Dear Mr. Burger:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Conlon Danberg at 202-551-4466 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences

cc: Tony Jeffries, Esq.